SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
August 19, 2008
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

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Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2007 Definitive Schedule 14A filed April 2, 2008 File No. 001-13926
Dear Mr. Schwall:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s memorandum of response to the comment letter, dated July 31, 2008 (the “Comment Letter”), from the staff of the Division of Corporation Finance to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.
     If you have any questions or comments concerning this matter, please contact me.

Very truly yours,
/s/ Shelton M. Vaughan

Shelton M. Vaughan

smv
Attachments

cc:	William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.

Duane Morris llp
3200 SOUTHWEST FREEWAY, SUITE 3150 HOUSTON, TX 77027-7534	PHONE: 713.402.3900 FAX: 713.402.3901